June 30, 2014

VIA EDGAR

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:                           GFI Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 13, 2014
File No. 1-34897

Dear Ms. Hayes:

Together with our written response to the Staff dated May 23, 2014, this letter sets forth a response of GFI Group Inc., a Delaware corporation (the “Company”), to question number 8 from the comment letter dated May 12, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed with the Commission on March 13, 2014 (the “Annual Report”). This letter follows our phone conversations of June 6, 2014 and June 23, 2014 with the Staff.  To assist the Staff’s review, included is the text of the Staff’s comment below in bold type followed immediately by the Company’s response.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis, page 139

8.                                      We note that your derivative assets and liabilities disclosed in your fair value hierarchy table are presented on a net basis.  Please revise future filings to present these amounts on a gross basis as required by ASC 820-10-50-3.

As noted in our written response to the Staff dated May 23, 2014 and our phone conversations of June 6 and June 23, 2014, the Company advises the Staff that it does present derivative assets and liabilities on a gross basis as required by ASC 820-10-50-3.  The Company nets derivative assets and liabilities on its balance sheet when the provisions of ASC 210-20-45 and ASC 815-10-45 are met.  In 2012, the Company netted certain positions on its balance sheet which are included within the $25,250 balance in “Financial Instruments owned” and disclosed within the “Other Assets” balance on page 120.

As discussed with the Staff on June 23 GFI cash settles futures positions on a daily basis, through its clearing brokers.  The amount of cash transferred to or from the Company’s clearing brokers on a daily basis is linked directly to the change in value of futures positions.  The fair value of the position has been brought to zero at the end of each day through this daily movement of cash.  Importantly, we note that we do not view this daily transfer of cash as the posting of collateral, as the party receiving the cash has title to it.

The Company notes that, in accordance with Section 4.29 of the AICPA Audit and Accounting Guide: Brokers and Dealers in Securities, that it includes within “Receivables from brokers, dealers and clearing organizations” and “Payables to brokers, dealers and clearing organizations” on its balance sheet amounts representing initial and variation margin deposits on futures contracts.

Exclusion of these futures contracts from the fair value disclosures in the Derivative Financial Instruments footnote is consistent with their treatment on the balance sheet as receivables and payables.  In contrast, derivative positions with outstanding fair values are included in “Financial instruments owned” or “Financial instruments sold, not yet purchased”.

Consistent with our observations above, the Company proposes to revise, on a going-forward basis, its Footnote 17, “Derivative Financial Instruments” to exclude from the disclosure of fair values those futures positions whose fair value has been brought to zero at the balance sheet date due to the daily cash settlement noted above.

Appendix A below illustrates a draft of the Company’s planned revised disclosure.  The Company notes that the total fair value of derivative assets and liabilities of $693,000 and $993,000, respectively, at December 31, 2013 in the draft revised disclosure corresponds to the values disclosed in its fair value hierarchy table on page 139 of the Company’s Annual Report.

We believe that the treatment above reflects the prevailing practice of registrants with similar futures positions treated as receivables and payables pursuant to the AICPA Audit and Accounting Guide: Brokers and Dealers in Securities which are cash settled on a daily basis

*                                         *                                         *

In connection with these responses, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure contained in its filings, (ii) the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to its filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments regarding this letter, please contact me at (212) 968-2023 or Christopher D’Antuono, the Company’s General Counsel, at (212) 968-2703.

Sincerely,

/s/ James A. Peers

James A. Peers
Chief Financial Officer

cc:	Willkie Farr and Gallagher LLP
Jeffrey Poss, Esq.

APPENDIX A — PROPOSED REVISED DISCLOSURE

17. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses foreign exchange derivative contracts, including forward contracts and foreign currency swaps, to reduce the effects of fluctuations in certain assets and liabilities denominated in foreign currencies. The Company also hedges a portion of its foreign currency exposures on anticipated foreign currency denominated revenues and expenses by entering into forward foreign exchange contracts. As of December 31, 2013 and December 31, 2012, none of these contracts were designated as foreign currency cash flow hedges under ASC 815-10, Derivatives and Hedging (“ASC 815-10”).

The Company provides brokerage services to its customers for exchange-traded and over-the-counter derivative products, which include futures, forwards and options contracts. The Company may enter into principal transactions for exchange-traded and over-the-counter derivative products to facilitate customer trading activities or to engage in principal trading for the Company’s own account.

The Company monitors market risk exposure from its matched principal business and principal trading business by regularly monitoring its concentration of market risk to financial instruments, countries or counterparties and regularly monitoring trades that have not settled within prescribed settlement periods or volume thresholds. Additionally, market risks are monitored and mitigated by the use of the Company’s proprietary, electronic risk monitoring system, which provides daily credit reports in each of the Company’s geographic regions that analyze credit concentration and facilitates the regular monitoring of transactions against key risk indicators.

For certain derivative contracts, the Company has entered into agreements with counterparties that allow for the netting of positions. The Company reports these derivative contracts on a net-by-counterparty basis when management believes that a legal and enforceable right of offset exists under these agreements.

Fair values of derivative contracts on a gross and net basis as of December 31, 2013 and December 31, 2012 are as follows:

	December 31, 2013		December 31, 2012
Derivatives not designated as hedging instruments under ASC 815-10 (1)	Derivative Assets (2)	Derivative Liabilities (3)	Derivative Assets (2)	Derivative Liabilities (3)
Foreign exchange derivative contracts	$679	$993	$182,343	$182,587
Commodity derivative contracts	—	—	1,401	1,401
Fixed income derivative contracts	—	—	394	595
Equity derivative contracts	14	—	40,606	17,567
Total fair value of derivative contracts	$693	$993	$224,744	$202,150
Counterparty netting	—	—	(200,916)	(200,874)
Total fair value	$693	$993	$23,828	$1,276

(1)                     Excluded from the above table is initial and variation margin on long and short futures contracts which is included in Receivables from brokers, dealers and clearing organizations and Payables to brokers, dealers and clearing organizations,  on the Consolidated Statement of Financial Condition. See Note 16 for further details about variation margin balances on open long and short futures contracts as of December 31, 2013 and 2012.  Gross notional amounts on these futures contracts are included in the table below.

(2)                     Reflects options and forwards contracts within Other assets.

(3)                     Reflects options and forwards contracts within Other liabilities.

As of December 31, 2013 and December 31, 2012, the Company had outstanding forward foreign exchange hedge contracts with a combined notional value of $86,170 and $96,234, respectively. Approximately $27,659 and $26,390 of these forward foreign exchange contracts represents a hedge of Euro-denominated and Swiss franc-denominated balance sheet positions at December 31, 2013 and December 31, 2012, respectively. The remaining outstanding forward foreign exchange contracts are hedges of anticipated future cash flows.

In addition to the Company’s outstanding forward foreign exchange hedge contracts, the following table includes the outstanding long and short notional amounts on a gross basis of derivative financial instruments as of December 31, 2013 and December 31, 2012:

	December 31, 2013(1)		December 31, 2012(2)
	Long	Short	Long	Short
Foreign exchange derivative contracts	$—	—	$13,131,184	$13,116,622
Commodity derivative contracts	349,004	342,573	592,686	592,923
Fixed income derivative contracts	9,415,546	10,047,771	5,949,603	6,057,524
Equity derivative contracts	5,731	220	81,841	430,899
Total derivative notional amounts	$9,770,281	$10,390,564	$19,755,314	$20,197,968

(1)                   Notional amounts include gross notionals related to open long and short futures contracts of $9,764,781 and $10,390,564, respectively, as of December 31, 2013.

(2)                   Notional amounts include gross notionals related to open long and short futures contracts of $6,495,241 and $6,941,3003, respectively, as of December 31, 2012.

The following is a summary of the effect of derivative contracts on the Consolidated Statements of Operations for the year ended December 31, 2013 and 2012:

	Location of Gain (Loss) Recognized in Net	Amount of Gain (Loss) Recognized in Net loss on Derivatives
Derivatives not designated as hedging	loss on	For the Year Ended December 31,
instruments under ASC 815-10	Derivatives	2013	2012
Foreign exchange derivative contracts	(1)	$(2,417)	$6,344
Commodity derivative contracts	Principal transactions	8,253	16,182
Fixed income derivative contracts	Principal transactions	11,776	9,048
Equity derivative contracts	(2)	(102)	(1,155)

(1)         For the year ended December 31, 2013, approximately $2,130 of losses on foreign exchange derivative contracts were included within Other income, net and approximately $287 of losses on foreign currency options were included within Principal transactions. For the year ended December 31, 2012, approximately $2,011 of losses on foreign exchange derivative contracts were included within Other income, net and approximately $4,333 of gains on foreign currency options were included within Principal transactions.

(2)         For the year ended December 31, 2013, approximately $14 of losses on equity derivative contracts were included within Other income, net and approximately $88 of losses on equity derivative contracts were included within Principal transactions. For the year ended December 31, 2012, approximately $2,475 of losses on equity derivative contracts were included within Other income, net and approximately $1,320 of gains on equity derivative contracts were included within Principal transactions.

The following is a summary of derivative contracts, by counterparty, including the gross amounts offset in the Consolidated Statements of Financial Position as of December 31, 2013:

	Gross	Gross Amounts Offset in the Condensed	Net Amounts of Assets Offset in the Condensed	Gross Amounts Not Offset in the Condensed Consolidated Statements of Financial Condition
Counterparties (1)	Amounts of Recognized Assets	Consolidated Statements of Financial Position	Consolidated Statements of Financial Position (2)	Derivatives (3)	Cash Collateral Received/ (Pledged)	Net Amount

Derivative Assets:
Counterparty A	$268	$—	$268	$—	$—	$268
Counterparty B	14	—	14	—	—	14
Counterparty C	411	—	411	—	—	411
Total	$693	$—	$693	$—	$—	$693

Derivative Liabilities:
Counterparty A	$834	$—	$834	$—	$—	$834
Counterparty C	159	—	159	—	—	159
Total	$993	$—	$993	$—	$—	$993

(1)         Excluded from the above table is initial and variation margin on long and short futures contracts which is included in Receivables from brokers, dealers and clearing organizations and Payables to brokers, dealers and clearing organizations,  on the Consolidated Statement of Financial Condition. See Note 16 for further details aboout variation margin balances on open long and short futures contracts as of December 31, 2013.

(2)         Derivative assets and derivative liabilities are reflected within Other assets and Other Liabilities, respectively.

(3)         As of December 31, 2013, the Company does not have any derivative positions under a master netting agreement that are not netted.

The following is a summary of derivative contracts, by counterparty, including the gross amounts offset in the Consolidated Statements of Financial Position as of December 31, 2012:

	Gross	Gross Amounts Offset in the Condensed	Net Amounts of Assets Offset in the Condensed Consolidated	Gross Amounts Not Offset in the Condensed Consolidated Statements of Financial Condition
Counterparties (1)	Amounts of Recognized Assets	Consolidated Statements of Financial Position	Statements of Financial Position (2)	Derivatives (3)	Cash Collateral Received/ (Pledged)	Net Amount

Derivative Assets:
Counterparty A	$183,577	$182,955	$622	$—	$—	$622
Counterparty B	28	—	28	—	—	28
Counterparty D	40,973	17,961	23,012	—	—	23,012
Counterparty E	166	—	166			166
Total	$224,744	$200,916	$23,828	$—	$—	$23,828

Derivative Liabilities:
Counterparty A	$183,974	$182,913	$1,061	$—	$—	$1,061
Counterparty D	18,176	17,961	215	—	—	215
Total	$202,150	$200,874	$1,276	$—	$—	$1,276

(1)         Excluded from the above table is initial and variation margin on long and short futures contracts which is included in Receivables from brokers, dealers and clearing organizations and Payables to brokers, dealers and clearing organizations,  on the Consolidated Statement of Financial Condition. See Note 16 for further details aboout variation margin balances on open long and short futures contracts as of December 31, 2012.

(2)         Derivative assets and derivative liabilities are reflected within Other assets and Other Liabilities, respectively.

(3)         As of December 31, 2012, the Company does not have any derivative positions under a master netting agreement that are not netted.